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                                       FORM 8-A

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D. C. 20549



                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                            FIRST EMPIRE STATE CORPORATION
                (Exact name of registrant as specified in its charter)


               New York                                    16-0968385
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                                    One M&T Plaza
                               Buffalo, New York 14240
                       (Address of principal executive offices)

          Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                Name of each exchange on which
     to be so registered:               each class is to be so registered:

     Common Stock, par value            New York Stock Exchange
     $5.00 per share

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act: NONE

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     GENERAL. This registration statement relates to the common stock, par value $5.00 per share ("Common Stock") of First Empire State Corporation ("Company") which is to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and listed on the New York Stock Exchange.

     The Company is authorized to issue 15,000,000 shares of the Common Stock. At May 8, 1998, the Company had issued 8,101,539 shares of the Common Stock, of which 8,040,849 shares were outstanding and 60,690 shares were held as treasury stock.

     The Company's board of directors and stockholders have approved a proposal to amend the Company's Certificate of Incorporation to change the name of the Company from "First Empire State Corporation" to "M&T Bank Corporation." The Company intends to file a Certificate of Amendment to its Restated Certificate of Incorporation effecting that change on May 29, 1998, the business day immediately prior to the first day the Common Stock of the Company is to be traded on the New York Stock Exchange.

     DIVIDENDS.     The Company may pay dividends on the Common Stock out of
funds legally available therefor when and if declared by the Company's board of directors ("Board of Directors"). The Board of Directors may not pay or set apart dividends on the Common Stock until required dividends for all past dividend periods on any applicable series of outstanding preferred stock have been declared and paid or set apart for payment.

     Currently, the principal sources of funds available for the payment of dividends on the Common Stock are dividends received from the Company's two banking subsidiaries, Manufacturers and Traders Trust Company and M&T Bank, National Association (collectively the "Banks"), and earnings from investments. The payment of dividends by the Banks is subject to limitations imposed by the laws and applicable regulations of the United States, the State of New York, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and by contractual and similar provisions.

     VOTING AND OTHER RIGHTS. Holders of the Common Stock are entitled to one vote per share on all matters submitted to stockholders. Holders of the Common Stock have neither cumulative voting rights nor any preemptive right for the purchase of additional shares of any class of stock of the Company, and are not subject to liability for further calls or assessments.

     LIQUIDATION. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock would be entitled to receive, after payment of its debts, liabilities and of all sums to which holders of any preferred stock may be entitled, ratable distribution of all of the remaining assets of the Company.

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     PREFERRED STOCK.    The Company is currently authorized to issue 1,000,000
shares of preferred stock, par value $1.00 per share, none of which were issued at April 30, 1998. The Board of Directors is authorized, without further stockholder approval except as may be required under applicable law, to cause the issuance of preferred stock in one or more series, to designate each series so as to distinguish the shares thereof from the shares of all other series, and to fix and determine the variations and any other relative rights, preferences, and limitations pertaining to each series within the limitations set forth in the Company's Restated Certificate of Incorporation. Information regarding preferred stock is included in the foregoing description insofar as the rights evidenced by, and amounts payable with respect to, the Common Stock may be limited or qualified by outstanding shares of preferred stock.

ITEM 2.   EXHIBITS.

     Not applicable.

                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   FIRST EMPIRE STATE CORPORATION



May 20, 1998                  By:   /s/ Michael P. Pinto
                                   -------------------------------
                                   Michael P. Pinto
                                   Executive Vice President and
                                   Chief Financial Officer



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